EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		2012	2011	2010	2009	2008

	Earnings:
	Income from continuing operations before equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$141,144	$148,480	$135,655	$147,727	$121,968
Add:	Interest expense	114,908	115,772	127,163	127,571	131,355
	Depreciation expense on capitalized interest	1,639	1,622	1,678	1,607	1,245
	Amortization of deferred financing costs	4,722	4,946	5,788	5,031	3,625

	Earnings	$262,413	$270,820	$270,284	$281,936	$258,193

	Fixed charges:
	Interest expense	$114,908	$115,772	$127,163	$127,571	$131,355
	Amortization of deferred financing charges	4,722	4,946	5,788	5,031	3,625
	Capitalized interest	9,919	3,011	929	7,640	19,958

	Fixed charges	129,549	123,729	133,880	140,242	154,938

	Preferred unit distributions	9,902	21,069	21,012	21,012	21,012

	Combined fixed charges	$139,451	$144,798	$154,892	$161,254	$175,950

	Ratio of earnings to fixed charges	2.03	2.19	2.02	2.01	1.67

	Ratio of earnings to combined fixed charges	1.88	1.87	1.74	1.75	1.47